[GRAPHIC OMITTED]
                                                                Avecia Group plc

                                                         PO Box 42 Hexagon House
                                                      Blackley Manchester M9 8ZS
                                                       Tel : +44 (0)161 740 1460
                                                       Fax : +44 (0)161 795 6005
                                                                  www.avecia.com
Mr Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303


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Our Ref:          Direct Line:        Direct Fax:         E-mail:                               Date:
                  0161 721 2396       0161 721 5220       derrick.nicholson@avecia.com          30 August 2005
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Dear Mr Decker

                                Avecia Group plc
   Form 20-F for the fiscal year ended December 31, 2004 (File No. 333-11268)
   --------------------------------------------------------------------------

         We refer to the Staff's comment letter dated August 16, 2005, relating to the Form 20-F for the fiscal year ended December 31, 2004 (the "Form 20-F") of Avecia Group plc ("Avecia"). Set forth below in detail are the responses to the Staff's comments, which have been provided in each case following the text of the comment in the Staff's letter of August 16, 2005.

         All references to page numbers in this letter refer to the page numbers of the Form 20-F as filed with the Commission on May 18, 2005.

Form 20-F for the fiscal year ended December 31, 2004
-----------------------------------------------------

General
-------

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions may be included in your future filings. Some of our comments refer to US GAAP literature. If your accounting under IFRS differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation note.


     Response
     Avecia appreciates the Staff's comment and will include the revisions set forth in this letter in future filings.

Aggregate Contractual Arrangements, page 35
-------------------------------------------

2. We have read your response to comment three from our letter dated July 5, 2005. Please revise your table of contractual cash obligations to include estimated variable interest obligations in addition to fixed interest obligations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to note 46 of SEC Release 33-850.

                             Avecia Group plc. Registered in England No 3768265. Registered Office: PO Box 42, Hexagon House, Blackley, Manchester M9 8ZS.

                                       2                          30 August 2005

     Response
     For future filings, Avecia will amend its disclosure in the manner set forth in Annex A to this letter (additional disclosure underlined), which has been amended to include variable interest obligations.

Financial Statements
--------------------

Note 24 - Contingent Liabilities and Contingent Assets, page 114
----------------------------------------------------------------

Environmental, page 114
-----------------------

3. We have read your response to comment 10 from our letter dated July 5, 2005. Please confirm that additional losses related to environmental matters, in total and for each site individually, are not reasonably possible. If not, please revise your discussion to include each of the disclosures required by paragraph 10 of SFAS 5 and question 2 in SAB Topic 5:Y.

     Response
     Additional environmental losses are reasonably possible, and Avecia proposes to include in its amended disclosure those determining factors from SFAS 5 and Q2 of Topic 5:Y that are applicable to it. For future filings, Avecia will amend its disclosure in the manner set forth in Annex B to this letter (additional disclosure underlined), which has been amended to further clarify the position.


                                    * * * * *

     As requested in your letter, the company acknowledges that :

     |_| The company is responsible for the adequacy and accuracy of the disclosure in their filings;

     |_| Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

     |_| The company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

         Should the Staff have any questions or require any additional information, please do not hesitate to contact me.

         Very truly yours,



         Derrick A. Nicholson
         Chief Financial Officer

cc:      Ernest Greene, Staff Accountant
         Scott Watkinson, Staff Accountant

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                                       3                          30 August 2005

         - United States Securities and Exchange Commission, Washington D.C.

         Duncan McLellan
         Andrew Cree
         -  Avecia Group plc, Manchester, England

         David Bills
         Chris Martin
         - KPMG Audit Plc, Manchester, England

         David Beveridge
         Peter Young
         -  Shearman & Sterling (London) LLP, London



                                                                        Annex B
Aggregate contractual arrangements

The following table sets out the group's contractual cash obligations under debt arrangements, leases, and other non-cancellable purchase commitments.

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
                                                        Payments due by period
                                       Total    Less than 1      1-3 years      3-5 years    More than 5
                                                       year                                        years

Long term debt obligations             353.8           75.0              -          278.8              -
Interest obligations on                  5.8            5.8              -              -              -
variable rate debt
                                    --------       --------       --------       --------       --------
Fixed Interest obligations              73.8           13.5           27.0           27.0            6.3
Pension Obligations                     49.7            5.0           10.4           10.9           23.4
Capital lease obligations                4.3            0.7            1.2            1.4            1.0
Operating lease obligations              2.7            0.7            0.8            0.8            0.4
Purchase obligations                     5.3            5.3              -              -              -

                                    --------       --------       --------       --------       --------


Hedging Payments                        24.8           24.8

                                     --------       --------       --------       --------       --------


Total                                  520.2          130.8           39.4  318.9                   31.1


Purchase obligations represent purchase commitments in respect of capital expenditure.

Debt and interest obligations are based on debt finance in place as at 31 December 2004. Repayment of debt obligations is based on the fixed repayment terms included in the terms of that debt, while interest obligations have been calculated using interest rates specified within the terms of the debt, or where variable, using rates prevailing at 31 December 2004. Pension Obligations represents additional funding agreed with the UK Scheme Actuary to reduce the current deficit of the UK Scheme over the next nine years. This level of contributions may vary depending on the investment performance of the Fund. In addition the Group is likely to contribute approximately (pound)9 million per annum to its UK and US pension schemes to cover each year's service cost, assuming that the active membership of these Schemes continues as at present. These outflows are not included in the above table. Liabilities relating to pensions and post-retirement benefits are set out in Note 26 to the financial statements. Hedging payments represents obligations under outstanding foreign currency contracts. In addition the group has (pound)3.5 million of contingent obligations relating to guarantees and standby letter of credit issued in the ordinary course of business to financial institutions and suppliers to secure short term support for a variety of commercial and operational transactions.



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                                                                         Annex F
24       Contingent liabilities and contingent assets

Environmental

The group has environmental liabilities at some of its current or former sites and is subject to contingencies pursuant to laws and regulations which in the future may require it to take action to correct the effects on the environment of the prior disposal, release or escape of chemical substances. Sites which were formerly part of the specialty chemicals business of the AstraZeneca group but which were not in operation at the date of the group's acquisition of the business in June 1999 were not transferred to the group.

An Environmental Deed of Covenant entered into by companies in the AstraZeneca group, notably Zeneca Limited (as a principal seller of the business to the group) and AstraZeneca plc (as guarantor), on the group's acquisition of AstraZeneca's specialty chemicals business, provides certain indemnities to and by group companies for environmental liabilities and costs arising from events or circumstances existing prior to the acquisition. These include liabilities relating to or arising out of pre-acquisition contamination at sites which were transferred to group companies in 1999 but which have subsequently been disposed of, notably at the St. Clair du Rhone site, France and the Mount Pleasant site, Tennessee. These also include historic liabilities arising on any sites previously owned by companies acquired by the group in the course of the acquisition transaction but where the sites in question were not themselves part of the acquisition transaction. The liability of the AstraZeneca group to indemnify group companies in respect of these matters is, subject to certain exceptions, subject to maximum caps of liability, de minimis levels of liability, time limits for claims to be made and/or contributions by group companies. Where time limits or caps on liability apply, on the expiry of the relevant time limit or if the environmental liabilities and costs exceed the relevant cap, the environmental liabilities and costs, or excess thereof, would be the responsibility of group companies. On the disposal of relevant businesses out of the group, where purchasers have assumed liabilities which may be subject to indemnity from the AstraZeneca group under the Environmental Deed or which may otherwise be the responsibility of group companies under the deed, the benefits and obligations under the Environmental Deed have, insofar as they relate to the sold businesses or sites, been assigned to the purchasers subject to appropriate limitations on the maximum amounts which the purchasers may claim under the Environmental Deed.


While the outcome of some of these matters cannot be readily foreseen, the directors believe that they will be disposed of without material effect on the financial position, cash flows, or results of operations as shown in these consolidated financial statements.

However additional losses relating to environmental matters, in total and for each site individually. are possible, although the ultimate requirement for any remediation work and its cost are difficult to estimate, due to such factors as the unknown extent and nature of possible contamination, the timing and extent of any corrective actions which might be required in respect of such contamination, the determination of the Group's liability in proportion to other responsible third parties, the extent to which any costs are recoverable under insurance or from third parties, changing governmental regulations and legal standards regarding liability, and evolving technologies for handling site remediation and restoration. However, where such costs are not within the scope of the indemnities provided by the deed of covenant referred to above, and where such costs are deemed probable and reasonably estimable, provision has been made in the financial statements.

In August 2001 the FASB issued Statement of Financial Accounting Standard no. 143 "Accounting For Asset Retirement Obligations" (SFAS 143). SFAS143 addresses the financial reporting and obligations associated with the retirement of tangible long-term assets and associated retirement costs. Adoption of SFAS 143 has had no material impact on the Group's financial statements.


Litigation and other claims

                                                                         Annex F

Various companies in the group are parties to legal actions and claims by third parties, regulatory and fiscal authorities. While the outcome of some of these matters cannot be readily foreseen, the directors believe that they will be disposed of without material effect on the financial position, cash flows, or results of operations as shown in these consolidated financial statements.